[Graphic omitted] AHOLD

                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications

                                                 Date: November 1, 2004
                                 For more information: +31 75 659 57 20

Ahold transfers controlling interest in Disco to Cencosud

o    Ahold transferred approximately 85% of the shares
o    Argentine antitrust approval still to be obtained

Zaandam, The Netherlands, November 1, 2004 -- Ahold today announced it has partially completed the sale of its 99.94% controlling interest in Disco S.A. to Chilean retailer Cencosud S.A. by transferring the ownership of approximately 85% of the outstanding Disco shares. The remaining approximately 15% of the Disco shares will be transferred to Cencosud as soon as legally possible; currently these shares are subject to certain Uruguayan court orders processed and executed in Argentina, that might possibly prohibit their transfer.

The transaction is subject to approval by the Argentine antitrust authorities. The approval process has encountered delays beyond the control of Ahold and Cencosud due to a local judicial order preventing the antitrust authorities from continuing their required review of the transaction. The Argentine government as well as Ahold and Cencosud have appealed to this order.

Ahold and Cencosud completed the transaction based on a total value, excluding any liabilities, of USD 315 million for Ahold's entire interest in Disco, which is equal to the amount earlier announced on March 5, 2004.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com
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The purchase amount for the transferred Disco shares has been put in escrow in case various contingencies were to occur prior to April 1, 2005. It is expected that Ahold will receive the escrowed funds in the first full week of April 2005, unless either party exercises its right under limited circumstances to reverse the transaction. The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred also has been put in escrow until such shares can be transferred to Cencosud. Ahold has agreed to indemnify Cencosud for losses incurred if Ahold were to lose legal ownership to any of those shares. Pending the transfer of those shares, Ahold has agreed to exercise its voting rights with regard to those shares according to Cencosud's instructions and to pay to Cencosud any dividends received on such shares.

Ahold believes that the transfer of the Disco shares at this time and in this manner is in the best interests of Disco's customers and associates, which Ahold believes were being adversely affected by the delay in the antitrust approval process and the closing of the transaction.

The divestment of Ahold's activities in Argentina is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's expected receipt of the escrowed funds and the timing thereof and the ultimate transfer of the remaining approximately 15% of the Disco shares. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, any inability to obtain, or delays in obtaining, antitrust approval, any unwinding of the transaction, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale of Disco shares and other legal obstacles to the completion of the transaction, the actions of courts, government regulators and law enforcement agencies and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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